TWO SEAS CAPITAL LP



INVESTOR PRESENTATION

A FLAWED PROCESS, A DEFICIENT STRUCTURE AND AN INADEQUATE PRICE

STOCKHOLDERS SHOULD VOTE AGAINST THE PROPOSED ACQUISITION OF CORE SCIENTIFIC

OCTOBER 2025



TABLE OF CONTENTS

01   Executive Summary   PAGE 3

02   The Board's Deal Process and Negotiations Were Egregious   PAGE 14

03   The Transaction Structure Is Deficient   PAGE 25

04   The Merger Significantly Undervalues Core Scientific   PAGE 35

05   Core Scientific Has Tremendous Value as an Independent Company   PAGE 50

06   Conclusion   PAGE 65

07   Appendices   PAGE 71

01

EXECUTIVE SUMMARY

TWO SEAS
CAPITAL

About Two Seas Capital

- Two Seas Capital ("Two Seas Capital", "we" or "us") is an alternative investment management firm based in Rye, New York

- We seek to generate outsized, uncorrelated returns by investing in securities that we believe are mispriced

- We have been a committed investor in, and staunch advocate of, Core Scientific, Inc. ("Core Scientific" or the "Company") since 2022

  — We were early members of the ad hoc equity committee, supported the Company's emergence from bankruptcy by joining in the rights offering in early 2024, participated in both convertible note issuances, and have grown our equity stake over the past 18 months

- Today, we beneficially own approximately 6.5% of Core Scientific's outstanding shares, making us one of the Company's largest stockholders

  — We also own a meaningful position in CoreWeave, Inc. ("CoreWeave")

  — We are confident that both Core Scientific and CoreWeave have an opportunity to create long-term value for stockholders

- We are not an activist fund and prefer to engage constructively and privately with the companies we own

- However, because we believe strongly that the proposed merger with CoreWeave (the "Merger" or the "Proposed Merger") significantly undervalues Core Scientific, we are compelled to bring our concerns directly to our fellow stockholders and publicly advocate against this suboptimal transaction

Overview of Core Scientific (Nasdaq: CORZ)

Core Scientific is a leading digital infrastructure provider for high-density colocation and digital asset mining

- Founded in 2017, Core Scientific manages over 724 MW of owned infrastructure and 1,300+ MW of contracted power across nine high-power data centers in the U.S.

- Core Scientific provides hosting services and software solutions to digital asset miners and high-performance computing ("HPC") clients, while conducting its own self-mining operations

- While ~80% of its revenue is currently generated through self-mining, Core Scientific is focused on expanding HPC contracts and scaling towards its target of 1.3 GW+ of billable power capacity by 2027

- Since emerging from Chapter 11 in early 2024, Core Scientific has secured significant new revenue streams through strategic partnerships, including its contract with CoreWeave for ~590 MW, which is expected to provide $10 billion in revenue over the next 12 years

Enterprise Value ($M)[1]	**$6,296**
Market Value ($M)[1]	**$5,991**
Total Debt ($M)[2]	**$1,059**
Cash and Equivalents and Digital Assets ($M)[2]	**$754**
LTM Revenue ($M)[2]	**$348**
LTM Adjusted EBITDA ($M)[2]	**$39**
Contracted Critical IT Load[2]	**590 MW**
Gross Power[2]	**~1,700 MW**
Headquarters	**Austin, TX**



Power Capacity at Year-End (MW)

499 — 2021
814 — 2022
1,198 — 2023
1,317 — 2024



LTM Revenue by Source ($M)

$71
$278

- Bitcoin Mining[3]
- Hosting and HPC[4]



6-Month Relative TSR vs. Former BTC Miners with HPC Contracts[5,6]

Merger Announced
(290%)

Apr 25   May 25   Jun 25   Jul 25   Aug 25   Sep 25   Oct 25

Source: FactSet and company filings.
1.   As of October 9, 2025. Includes vesting of PSUs and RSUs where applicable.
2.   As of June 30, 2025.
3.   Refers to Core Scientific's "digital asset self-mining revenue."
4.   Refers to the sum of Core Scientific's "digital asset hosted mining revenue from customers" and "colocation revenue."
5.   From April 9, 2025 to October 9, 2025.
6.   "Former BTC Miners with HPC Contracts" refers to Applied Digital, Cipher Mining and TeraWulf. Peer data refers to median.

Overview of CoreWeave (Nasdaq: CRWV)

CoreWeave is a leading AI hyperscaler providing GPU cloud services and infrastructure for HPC applications

- Founded in 2017 as a digital asset mining company, CoreWeave has become one of the largest data center operators with 33 optimized facilities (including 28 in the U.S.) and ~2.2 GW of contracted power capacity

- CoreWeave provides a full stack of GPU cloud services including HPC, rendering, machine learning training and inference and specialized workloads such as visual effects, life sciences and generative AI

- Nvidia is a key strategic partner and financial backer, as is OpenAI, both of which have invested $350 million in CoreWeave; additionally, CoreWeave has a five-year contract with OpenAI valued at ~$12 billion

- In July 2025, CoreWeave closed a $2.6 billion term loan facility to finance the development of a $6 billion data center in Pennsylvania for AI hardware and infrastructure hosting, with capacity of up to 300 MW

Enterprise Value ($M)[1]	**$81,453**
Market Value ($M)[1]	**$71,292**
Total Debt ($M)[2]	**$11,052**
Preferred Stock ($M)[2]	**$1,163**
Cash, Cash Equivalents & Restricted Cash ($M)[2]	**$2,054**
LTM Revenue ($M)[2]	**$3,526**
LTM Adjusted EBITDA ($M)[2]	**$2,224**
Active Power[2]	**470 MW**
Total Contracted Power[2]	**2.2 GW**
Headquarters	**Livingston, NJ**



Revenue Backlog ($B)



Revenue Backlog by Timing



6-Month Relative TSR vs. Comparable Companies[3,4]

Source: FactSet and company filings.
1. As of October 9, 2025.
2. As of June 30, 2025.
3. From April 9, 2025 to October 9, 2025.
4. "Comparable Companies" refer to the companies references by Core Scientific's financial advisor in its fairness opinion and include Alphabet, Amazon, IBM, Microsoft, Nebius and Oracle. Peer data refers to median.

Overview of the Merger

Announcement Date	July 7, 2025
Special Meeting Date	October 30, 2025
All-Stock Consideration	0.1235 shares of CoreWeave common stock for each share of Core Scientific common stock
Value of Consideration	At Announcement[1]: $20.40 per share **Today**[2]: $17.67 per share
Transaction Premia / Discount Based on Current Value of Consideration[2]	Closing Price Day Prior to Rumors: 44% Closing Price Day Prior to Announcement: (2%) 52-Week High Prior to Rumors: (3%)
Change in Core Scientific Stock Price	Day After Announcement: (18%) 30 Days After: (22%) Five Days After: (31%) 45 Days After: (23%) 15 Days After: (25%) **Today**[2]: 0%
Price Protection (Collar, Floating Ratio, etc.)	None
Deal Spread (Value of Consideration divided by Core Scientific Stock Price)	Minimum: (21%) *(September 4, 2025)* 30-Day Average: (8%) **Today**[2]: (2%)
Required Approvals	Majority of the outstanding shares of Core Scientific Common Stock

Source: FactSet and Core Scientific Proxy Statement, filed on Form DEFM14A with the SEC on September 26, 2025.
1. As of July 3, 2025, the last trading day prior to the announcement of the Merger.
2. As of October 9, 2025.

The Merger as Proposed Should Not Be Supported

The Process Was Flawed

- Core Scientific's Board of Directors (the "Board") dealt exclusively with CoreWeave, forgoing any proactive outreach or a competitive process, and agreed to a "no-shop" provision despite Core Scientific's highly attractive assets and strategic value

- Deal negotiations consisted of a single counter before the Board accepted a modest 1% bump in the exchange ratio, with the entire process lasting little more than a month

- The Board reversed its policy on accelerated vesting of executive equity awards and tax gross-ups worth $180 million, potentially incentivizing management to close a deal over maximizing stockholder value

- The Board relied on a flawed fairness opinion, predicated on an excessive discount rate, overly conservative projections of future growth and inappropriate assumptions – lowering the value reference range by ~35%

The Structure Is Deficient

- Despite CoreWeave's stock being extremely volatile and appreciating by more than 300% between CoreWeave's March 2025 IPO and the deal announcement, the Core Scientific Board agreed to an all-stock, fixed exchange ratio structure, with no downside protection

- This structure left Core Scientific stockholders fully exposed to one of the most volatile stocks in the market, with a then-looming lock-up expiration that was expected to weigh on CoreWeave's stock

- The Board should have insisted on appropriate protections against one of the most volatile merger currencies ever used in an M&A transaction, but instead caused Core Scientific stockholders to suffer through the extreme fluctuations and value erosion in CoreWeave's stock that have ensued since the Merger was announced

The Price Is Inadequate

- The initial headline deal price of $20.40 per share[1] undervalued Core Scientific's intrinsic value and strategic value to CoreWeave

- After the Merger announcement, CoreWeave's stock price tumbled by as much as ~45% and remains down ~15% today, following one of the worst post-deal drawdowns in an acquirer's stock price since 2020; the current deal value of less than $18 per share[2] reflects a take-*under* of Core Scientific

- Valuation multiples of peer companies and precedent transactions imply a ~30-100% higher value for Core Scientific than the current deal value

- Core Scientific's stock has consistently traded meaningfully higher than the deal value and could trade significantly higher still, in our view, if the Merger is rejected, as recent HPC transactions have led to a dramatic increase in valuations across the sector

We urge Core Scientific stockholders to vote the  **GOLD** proxy card **AGAINST** the Merger Proposals

1. Core Scientific Press Release, July 7, 2025.
2. As of October 9, 2025.

Core Scientific's Claims in Support of the Merger Are Unavailing

Core Scientific's Unavailing Claim[1]	Two Seas' Response
"The Core Scientific board reviewed possible alternatives to the Merger over a period of time and consulted with Core Scientific's financial advisors regarding possible alternatives, including… seeking a business combination with another party"	▪ Core Scientific's Board had full latitude to consider alternatives but chose not to run a real process ▪ To say that "alternatives were considered" is nothing more than window dressing; in reality, it is apparent that the Board only considered a sale, and that CoreWeave was the preferred buyer ▪ In the absence of outreach or a go-shop period, stockholders are left with absolutely no assurance that this was the best deal available
"The Core Scientific board considered the fact that the Merger Consideration and other transaction terms reflected extensive negotiations between Core Scientific and CoreWeave and their respective advisors…"	▪ A counterproposal that leads to a 1% improvement, after capitulating immediately on all other demands, does not qualify as "extensive negotiations," in our view ▪ The Board raised the idea of a collar just once before accepting CoreWeave's preferred transaction structure and acceded to a "no-shop" provision despite receiving no apparent value in return ▪ This was a one-way discussion with a single counterparty that lasted less than one month
"The Core Scientific board considered the risk that because the Merger Consideration is based on a fixed exchange ratio rather than a fixed value, Core Scientific stockholders will bear the risk of a decrease in the trading price of CoreWeave common stock…"	▪ Acknowledging the risk of CoreWeave's stock decline is meaningless when the Board took no action to protect stockholders from it ▪ CoreWeave refused the Board's (seemingly performative) request for collar, and the Board simply gave in ▪ Stockholders are now fully exposed to one of the most volatile stocks in the Nasdaq

1. Source: Core Scientific Proxy Statement, filed on Form DEFM14A with the SEC on September 26, 2025.

Core Scientific Has Tremendous Strategic Value to CoreWeave

Operational Efficiency

- A combination of Core Scientific and CoreWeave would result in the immediate elimination of more than $10 billion of CoreWeave's lease liabilities over the next 12 years

- CoreWeave expects to realize $500 million in annual run rate cost savings by the end of 2027 in the form of reduced corporate G&A and lease overhead[1]

- Acquiring Core Scientific would significantly accelerate the execution of CoreWeave's strategy

Financing Advantage

- With direct ownership of its power infrastructure, CoreWeave would gain access to new capital sources and the ability to replace its existing financing at a lower cost of capital

- The elimination of CoreWeave's lease liabilities related to the Core Scientific agreement would allow for a cleaner capital structure, increased borrowing capacity, a lower cost of capital and enhanced liquidity

- Acquiring Core Scientific would improve CoreWeave's credit metrics and leverage position and advance the company's goal of becoming investment-grade

Power Ownership

- CoreWeave has a critical need for power; by acquiring Core Scientific, CoreWeave would gain immediate access to a large power footprint, with additional capacity suitable for inference applications, and control over a critical and scarce element of the AI cloud platform

- CoreWeave's increased scale would enhance its ability to take on new projects and meet significant customer demand

- CoreWeave would have the option to divest or repurpose Core Scientific's digital asset mining capacity in furtherance of CoreWeave's strategic objectives and opportunities

Expanded Expertise

- Core Scientific has more than 115 technical data center and power employees with unique and valuable expertise in power procurement, construction and site management

- Core Scientific's infrastructure engineering capabilities would augment and complement CoreWeave's HPC operations and software expertise

1. Core Scientific Press Release, July 7, 2025.

Core Scientific's Alternatives Are Better than This Flawed Transaction

In our view, if stockholders vote down the Proposed Merger — as we believe they should — Core Scientific has other alternatives that we believe will provide superior risk-adjusted value to stockholders

Alternative	Description	Why Better than Proposed Merger?
CoreWeave Improves Value and/or Certainty of Consideration	▪ CoreWeave increases the exchange ratio to a level that we believe better reflects Core Scientific's intrinsic value, strategic importance to CoreWeave and contributions to the pro forma business ▪ CoreWeave changes the consideration mix and/or provides a collar, floating exchange ratio or other protection against downside risk	▪ Would provide Core Scientific stockholders with greater ownership of the pro forma company and/or greater and more certain value, with less exposure to downside risk given the extremely volatile merger currency
Remain Independent and Continue to Grow	▪ Core Scientific can continue its transition from an undifferentiated Bitcoin miner to an advantaged HPC data center lessor ▪ The Company's long-term contract with CoreWeave provides consistent cash flow, and exploding demand for compute power reinforces the potential value of Core Scientific's pipeline	▪ In the absence of a transaction, we believe Core Scientific's stock – which has been weighed down by CoreWeave's volatile and underperforming stock for the last three months – would trade meaningfully higher in the near-term, given recent trading patterns of peer companies, with the potential for significant long-term appreciation
Merge with or Acquire Similarly-Sized Former Bitcoin Miner	▪ Acquire or merge with another former Bitcoin miner with a signed HPC contract to extend and fortify Core Scientific's leadership position in one of the fastest-growing sectors in the market	▪ Would provide an accelerated path to enhanced scale and improved customer and site diversification, which we believe would support dramatic near-term multiple expansion and long-term value creation

Core Scientific Has Been Left Behind as the AI/HPC Boom Continues

Historically, Core Scientific's stock traded closely in-line with other Bitcoin miners; since the Merger announcement, however, Core Scientific's stock has trailed peers and the broader market

Stock Price Return Since the Announcement of the Merger



Source: FactSet. Data as of October 9, 2025. Peer data refers to median.
1.   "Former BTC Miners with HPC Contracts" refers to Applied Digital, Cipher Mining and TeraWulf.
2.   "10-K Competitors" include the companies cited by Core Scientific as competitors in its 2024 Form 10-K and include Bit Digital, Bitfarms, Cipher Mining, Cleanspark, HIVE Digital Technologies, Hut 8, MARA Holdings, Riot Platforms and TeraWulf. Argo Blockchain excluded due to delisting and restructuring.

We Believe Core Scientific Will Trade *Higher* If the Merger Is Rejected

In the absence of a transaction, we believe Core Scientific's stock would trade meaningfully higher, in-line with peers, with which its returns have historically been strongly correlated

Core Scientific Illustrative Stock Price Based on Stock Price Appreciation of Benchmarks

Implied Upside

From Current Stock Price	**+180%**	**+258%**	**+112%**	**+166%**
From Current Value of Merger Consideration	**+186%**	**+264%**	**+116%**	**+171%**


$17.67
$18.04
$50.45
$64.37
$38.10
$47.82
Implied Value of Merger Consideration
Core Scientific Stock Price Today
Former BTC Miners with HPC Contracts¹
10-K Competitors²
Since Merger Announcement
Since Unaffected Date

Source: FactSet. Data as of October 9, 2025. Stock price data assumes Core Scientific trades in-line with the peer group median.

1. "Former BTC Miners with HPC Contracts" refers to Applied Digital, Cipher Mining and TeraWulf.
2. "10-K Competitors" include the companies cited by Core Scientific as competitors in its 2024 Form 10-K and include Bit Digital, Bitfarms, Cipher Mining, Cleanspark, HIVE Digital Technologies, Hut 8, MARA Holdings, Riot Platforms and TeraWulf. Argo Blockchain excluded due to delisting and restructuring.

02

THE BOARD'S DEAL PROCESS AND NEGOTIATIONS WERE EGREGIOUS

TWO SEAS
CAPITAL

The Board's Deal Process and Negotiations Were Egregious

1 **No Active Solicitation or Price Exploration**

- Core Scientific did not even attempt to solicit interest from the broad group of potential buyers, engaging solely with CoreWeave, seemingly its preferred counterparty, in a closed process without a "go-shop" provision and without conducting any "market check"

2 **Ineffective Negotiations**

- The Board failed to negotiate any meaningful concessions from CoreWeave, acceding to a structure that left stockholders fully exposed to CoreWeave's volatile stock price and the Board unable to solicit alternative proposals, even after a quasi-exclusive sale process
- The Board did not negotiate forcefully, making only one counterproposal before accepting a mere 1% bump in the value of the consideration

3 **Misaligned Incentives**

- The Board compromised the integrity of its process by reversing its stated policy on accelerated vesting of equity awards and tax gross-ups for executives, creating a powerful incentive for management to favor a transaction, regardless of whether the terms were optimal or even fair for stockholders

4 **A Flawed Fairness Opinion**

- The projections used in the fairness opinion were much lower than consensus estimates and overly conservative, in our view, given the continued explosive growth in demand for HPC
- The financial advisors used discount rates and multiples that are unsupported by the facts and had the effect of arbitrarily depressing Core Scientific's valuation

 The Board Did Not Consider <u>Any</u> Alternative Buyers

The Board's process was extremely limited and reactive to CoreWeave's second unsolicited, inbound interest, rather than a concerted effort to explore potential interest, create competitive tension and maximize value

- The extent of the Board's "process" was to respond to CoreWeave's unsolicited inbound inquiry and negotiate with CoreWeave; the Board did not direct the Company's financial advisor to contact *any* other potential acquirers

- However, we believe Core Scientific's scale, first-mover advantage, and expertise in HPC, power procurement and site management make it strategically and economically attractive not only to CoreWeave but to several strategic acquirers, such as AI hyperscalers and similarly situated peers, and many financial sponsors, including several owners of data center REITs

  — Deal activity in the sector has been robust: In September and August 2025, for example, Cipher Mining and TeraWulf signed contracts with Fluidstack with a combined value of approximately $6.7 billion, reflecting sustained demand for HPC[1]

- The Board attempts to excuse its failure to seek alternative transactions or take any steps to maximize value for stockholders by claiming that it was advised that no other party would be interested in acquiring Core Scientific

  — Notably, neither the Board nor the Company's financial advisors (who had been retained for less than two weeks when the Board determined not to solicit interest from other parties) offer any evidence for such a pivotal conclusion beyond the fact that no one had expressed an interest in the year since CoreWeave's June 2024 unsolicited proposal

- In our view, the Board's decision to accept a "no-shop" provision, which limited Core Scientific's ability to solicit or encourage other proposals once the Merger was announced, was inexplicable given the lack of outreach during the sales process

Source: FactSet and Core Scientific Proxy Statement, filed on Form DEFM14A with the SEC on September 26, 2025.
1. See page 63 for additional examples.



2 The Board Did Not Negotiate Forcefully to Maximize Value or Certainty

The Board seemingly made little effort to push back on CoreWeave's proposals and, after making just one attempt to convince CoreWeave to increase the exchange ratio, accepted CoreWeave's terms

- During negotiations, Core Scientific advanced only one counterproposal seeking an exchange ratio of 0.1400 shares, representing a 15% improvement from CoreWeave's then-current proposal
- When CoreWeave responded with a mere 1% bump to 0.1235 shares, the Board promptly accepted the proposal and ended substantive negotiations
- By that point, the Board had already acceded to CoreWeave's desire to add a "no shop" provision, which precluded Core Scientific's Board from soliciting alternative proposals after the Merger Agreement was signed
- Core Scientific made one request for a collar to protect against the extreme volatility in CoreWeave's stock, but CoreWeave declined, and the Board conceded again
- In our view, the Board should have insisted on a collar or alternative protections, rather than agreeing to an all-stock, uncollared structure that left stockholders fully exposed to swings in CoreWeave's equity value



Implied Value of Proposals at Time of Delivery

$12.89
$19.29
$22.40
$19.76
CRWV June 6 Proposal (Rejected)
CRWV June 26 Proposal (Rejected)
CORZ June 27 Counterproposal (Rejected)
CRWV June 27 Counterproposal (Accepted)
Exchange Ratio
0.0920
0.1220
0.1400
0.1235

Source: FactSet and Core Scientific Proxy Statement, filed on Form DEFM14A with the SEC on September 26, 2025.

3 We Believe the Merger Process Was Tainted by the Board's Treatment of Executive Equity Awards

The Board reversed its stated policy on accelerated vesting to maximize the value and certainty of executives' equity awards, incentivizing management to support a deal even as it failed to maximize value or certainty for stockholders

- Core Scientific promoted "double-trigger" vesting as a key feature of its compensation program in its March 2025 annual meeting proxy statement

- However, at some point prior to the signing of the Merger Agreement, the Board changed its stated policy, providing for "single-trigger" vesting, ensuring an immediate and certain payout for executives upon the closing of the deal

- These adjustments increased the CEO's potential payment upon a change in control by 124% to $132 million, and the CLO's potential payout by 140% to $44 million

- The change in policy created a powerful incentive for management to favor a transaction, regardless of whether the terms were optimal or even fair for stockholders



Value of Potential Payments Upon a Change in Control ($M)

■ As Disclosed in Annual Meeting Proxy Statement ■ As Disclosed in Merger Proxy Statement

 *We use [a] double-trigger arrangement to protect against the loss of retention value following a change in control and to avoid windfalls [to executives], both of which could occur if vesting of either equity or cash-based awards accelerated automatically as a result of [a] transaction."* — **Core Scientific Proxy Statement for the 2025 Annual Meeting of Stockholders, March 27, 2025**

Source: Core Scientific Proxy Statement for the 2025 Annual Meeting of Stockholders, filed with the SEC on March 27, 2025, Core Scientific Proxy Statement, filed on Form DEFM14A with the SEC on September 26, 2025.

③ We Believe the Merger Process Was Tainted by the Board's Treatment of Executive Equity Awards (Continued)

The Board also reversed its previous policy against tax gross-ups, further increasing the payout that executives will reap in connection with the Merger

- Core Scientific's March 2025 proxy statement explicitly stated that the Company does <u>not</u> provide tax gross-ups on change in control payments

- Despite this policy, the Board has approved approximately $35 million in gross-up payments payable upon completion of the Merger

- The reversal of this policy raises serious questions regarding management's incentives and lack of alignment with stockholders

- All told, Core Scientific's top three executives stand to reap nearly $200 million in compensation payable in connection with the Merger



Value of Tax Gross-Up in Connection with the Merger ($M)[1]

 *We do not provide any… excise tax reimbursements payments (including 'gross-ups') on any change-in-control severance payments or benefits."* — **Core Scientific Proxy Statement for the 2025 Annual Meeting of Stockholders, March 27, 2025**

Source: Core Scientific Proxy Statement for the 2025 Annual Meeting of Stockholders, filed with the SEC on March 27, 2025, and Core Scientific Proxy Statement, filed on Form DEFM14A with the SEC on September 26, 2025.
1.   These amounts reflect the estimated reimbursement payments for the named executive officers under the Excise Tax Reimbursement Agreements. These estimates were calculated taking into account the impact of an assumed valuation of each executive's one-year post-termination non-compete covenant under his Excise Tax Reimbursement Agreement.

 **4** # The Board Seemingly Ignored Obvious Flaws in the Fairness Opinions

The fairness opinions were based on a fixed CoreWeave stock price — despite its extreme volatility — that was near the top of the wide range in which CoreWeave had traded since its IPO

CoreWeave Stock Price / VWAP

$183.58

$165.20 — Price Used in Financial Advisor Fairness Opinions[1]

$157.31 — 30-Day VWAP[2]

$143.08 — Current Price[3]

$125.75 — 60-Day VWAP[2]

$113.40 — VWAP Since IPO[2]

$40.00 / $35.42 — IPO Price

- - - Price Range from IPO to Announcement[2]

1.   Source: Core Scientific Proxy Statement, filed on Form DEFM14A with the SEC on September 26, 2025.
2.   Source: Bloomberg. Reflects VWAP as of July 3, 2025, the last trading day prior to the announcement of the Proposed Merger
3.   Source: FactSet. Data as of October 9, 2025.

 # The Board Seemingly Ignored Obvious Flaws in the Fairness Opinions (Continued)

The projections used by the financial advisors were much lower than consensus and, in our view, overly conservative given how quickly AI and the demand for power are growing

Core Scientific Revenue ($M)[1]



Core Scientific Adjusted EBITDA ($M)[1]



1. Source: Core Scientific Proxy Statement, filed on Form DEFM14A with the SEC on September 26, 2025. Reflects the combined totals of Core Scientific's Colocation Contracted Business, Colocation Pipeline Business and BTC Self Mining & Hosting Business.
2. Source: FactSet. Data as of July 3, 2025.



4 The Board Seemingly Ignored Obvious Flaws in the Fairness Opinions (Continued)

Core Scientific's financial projections appear to indicate a much slower power delivery and revenue ramp from the CoreWeave contracted business than the Company repeatedly communicated to investors

Management indicated in June 2024 that its HPC power would be fully energized by 2027[1]…

Illustrative key financials and timeline

	Year 1 2025	Year 2 2026	Year 3 2027	Year 4 – 12 2028 – 2037	Total
GAAP Revenue[1]	$ 290	$ 290	$ 290	$ 2,630	$ 3,500
Expenses	(58)	(58)	(58)	(526)	(700)
Profit	$ 232	$ 232	$ 232	$ 2,104	$ 2,800
Profit Margin	*80%*	*80%*	*80%*	*80%*	*80%*
Capex Credit[2]	(145)	(145)	(10)	-	(300)
After Credit Profit	$ 87	$ 87	$ 222	$ 2,104	$ 2,500
After Credit Profit Margin	*30%*	*30%*	*77%*	*80%*	*71%*

2024
2037
CoreWeave funds $300 million in cash, and Capex Credit prepayment recorded as **deferred revenue**
HPC infrastructure completed and **placed in service**
HPC MW **energized** in **1H of 2025**
HPC MW **fully energized**
Capex Credit fully repaid and **After Credit Profit Margin stabilizes at 80%**
Delivery of **200 HPC MW**
Total cumulative revenue of **$3.5 billion**
Average annual revenue of **$290 million**
Contract term: **12 years,** with **two five-year extension** options
Expenses include facilities operations, repairs and maintenance, security, FTEs, insurance, property tax, etc.
Profit margin of 80%
Repayment of Capex Credit at **50% of contracted revenue** until repaid
Power and utilities costs are **direct pass-through** to CoreWeave

…and reaffirmed this expectation in its Q1 2025 earnings presentation[2]…

… And a total of **~590 MW** by early **2027**

Estimated contracted high-density colocation MW by Site

Site	Delivery Plan Target
Austin, TX	~20 MW
Denton, TX	~260 MW
Dalton, GA	~175 MW
Muskogee, OK	~70 MW
Marble, NC	~65 MW
Total	~590 MW

Cumulative infrastructure delivery timeline
~20 MW
250 MW
~590 MW
2025
2026
9
CORE SCIENTIFIC

…but is now seemingly projecting that it will not reach steady-state revenue until 2030





YoY Revenue Growth Rate for Colocation Contracted Business[3]





Ramp Up
Steady-State
24%
38%
34%
4%
1%
2%
3%
3%
3%
4%
2027E
2028E
2029E
2030E
2031E
2032E
2033E
2034E
2035E
2036E

> *"I'm even more confident than I was just two months ago in our ability to hit* ***590 megawatts by early 2027****."*
>
> **— Adam Sullivan, CEO; May 7, 2025**



1. Source: Core Scientific Investor Day Presentation, June 12, 2024.
2. Source: Core Scientific Investor Presentation, May 7, 2025.
3. Source: Core Scientific Proxy Statement, filed on Form DEFM14A with the SEC on September 26, 2025.

 **4** **The Board Seemingly Ignored Obvious Flaws in the Fairness Opinions (Continued)**

The financial advisors assumed an excessive discount rate for Core Scientific's Colocation Contracted Business that was much higher than CoreWeave's cost of debt, lowering Core Scientific's DCF value

- Core Scientific's Colocation Contracted Business (*i.e.*, its hosting contract with CoreWeave) has a very low risk profile and could be regarded as a debt-like cash flow stream to Core Scientific

  — In a sense, the hosting contract carries even *less* risk than CoreWeave's debt; Core Scientific's data center capacity is integral to CoreWeave's business, and CoreWeave is unlikely to "default" on the contract and risk being unable to fulfill its obligations to its customers

- Therefore, we see no reason why this contracted revenue stream should be regarded as riskier than CoreWeave's debt, especially given that the ultimate counterparties – CoreWeave's customers, like Microsoft, Meta and IBM – are among the most credit-worthy companies in the world

  — Accordingly, we believe it is reasonable to assume a discount rate for this business that is equivalent to the cost of CoreWeave's secured debt if CoreWeave were able to raise debt against the data centers it is building for Core Scientific; we estimate that cost of debt to be approximately 5.6% based on the yield of comparable recent data center backed issuances[2]

- However, to be conservative, we use a discount rate in our analyses that reflects the yield on CoreWeave's *unsecured* debt (approximately 8.3%)[3]

- In all events, we do not believe there is any justification for using a discount rate of 10% or more on what is essentially a CoreWeave debt obligation



**CoreWeave Cost of Debt /
Discount Rate for Core Scientific Colocation Contracted Business**

8.5% to 13% — Moelis Discount Rate[1]

10% to 12% — PJT Discount Rate[1]

~8.3% — Yield on CoreWeave Unsecured Debt[2]

~5.6% — Yield on CoreWeave Secured Debt[3]

1. Source: Core Scientific Proxy Statement, filed on Form DEFM14A with the SEC on September 26, 2025.
2. Source: Bloomberg. Data as of October 9, 2025. Based on the weighted average of the midpoints of the yield to convention bid/ask spread on the two issuances.
3. Estimated based on average blended yield of Compass Data Centers, EdgeCore and eStructure ABS issuances in July 2025.

4 The Board Seemingly Ignored Obvious Flaws in the Fairness Opinions (Continued)

Moelis arbitrarily lowered the valuation reference range for its comparable companies analysis, making the value of the Merger consideration look better than it was

Low End of Moelis' Valuation Reference Range[1]



High End of Moelis' Valuation Reference Range[1]



1.   Source: Core Scientific Proxy Statement, filed on Form DEFM14A with the SEC on September 26, 2025.

SECTION

03

THE TRANSACTION STRUCTURE
IS DEFICIENT

TWO SEAS
CAPITAL

The Transaction Structure Is Deficient

1 **No Value Certainty**

- The all-stock transaction and fixed exchange ratio have left Core Scientific stockholders fully exposed to fluctuations in CoreWeave's stock, which has been one of the most volatile of any Nasdaq-listed company since its IPO and one of the most volatile merger currencies of the last 25 years

- The volatility of CoreWeave's stock is an order of magnitude higher than that of a typical acquirer using its stock as currency, reinforcing the need for greater certainty and stockholder protection

2 **No Downside Protection**

- In addition to the extreme volatility of CoreWeave's stock price, the elevated levels at which the stock traded during deal negotiations, the heavy short interest in the stock and the then-looming lock-up expiration all supported the inclusion of reasonable protections for Core Scientific's stockholders

- A floating exchange ratio, collar or cash component should have been non-negotiable for Core Scientific if the Board was focused on maximizing value and certainty

3 **No Risk Mitigation**

- The risk of a material decline in the value of the Merger consideration was evident and seemingly well understood by the Core Scientific Board, as well as sell-side analysts

- However, the Board made little effort to mitigate these risks and agreed to a transaction structure that predictably harmed Core Scientific stockholders

 CoreWeave's Stock Has Been Extremely Volatile...

Since its IPO in March 2025, CoreWeave's stock has been one of the most volatile of any Nasdaq-listed company

Price Volatility from CoreWeave IPO to Transaction Announcement[1]

55%

29%

11%

9%

CoreWeave   CORE SCIENTIFIC   Nasdaq Composite   AI & Cloud Infrastructure Peers[2]

Source: FactSet.
Note: Data refers to coefficient of variation. Peer and index data refers to median.
1. From March 28, 2025 to July 3, 2025, the last trading day prior to the announcement of the Merger.
2. "AI & Cloud Infrastructure Peers" refer to the companies referenced by Moelis & Co., Core Scientific's financial advisor, in its evaluation of CoreWeave and include Alphabet, Amazon, IBM, Microsoft, Nebius and Oracle.

 CoreWeave's Stock Has Been Extremely Volatile... (Continued)

CoreWeave's stock is the most volatile to be used as a merger currency in the last *25 years*

- Since its March 2025 IPO, CoreWeave's stock has traded in a wide range between ~$35 and ~$185 per share

- CoreWeave's stock has swung by more than 5% on half of the days it has traded since the IPO

  — There have been only three weeks where CoreWeave's stock price did not fluctuate by more than 7.5%; the stock regularly fluctuates by more than 15% per week

- The extreme volatility demonstrates the significant risk of value uncertainty that the Core Scientific Board should have insisted on mitigating for stockholders when negotiating and structuring the Merger

- It is worth noting that stock transactions that rank in the upper 1% of acquirer stock volatility, like CoreWeave, were 3.5x more likely to not be completed than other stock deals over the last 25 years[2]

Acquirer Stock Price Coefficient of Variation in Deals Since 2000[1]



The volatility of CoreWeave's stock is an ***order of magnitude*** higher than that of a typical acquirer using its stock as currency

Number of Deals

>50%	40% to 50%	30% to 40%	20% to 30%	10% to 20%	0% to 10%
1	2	1	25	190	984

Source: FactSet. Data as of October 9, 2025.
1. Data reflects unaffected 60-day acquirer stock price coefficient of variation across all transactions announced from January 1, 2000 to September 30, 2025 in which at least 50% of the consideration was stock. Coefficient of variation refers to the standard deviation divided by the mean.
2. Acquirer stock price volatility measured and ranked by coefficient of variation. Reflects the number of transactions that failed (i.e., were rejected, cancelled or withdrawn) as a percentage of all transactions in the above-referenced dataset and percentiles.

2 …CoreWeave's Short Interest Was High When the Merger Was Negotiated…

CoreWeave was one of the most heavily shorted stocks in the Nasdaq at the time of the Merger announcement, underscoring the risk to Core Scientific stockholders of a subsequent decline in value

Short Interest as a Percentage of Free Float at Merger Announcement[1]


36%
19%
4%
1%
CoreWeave
CORE SCIENTIFIC
Nasdaq Composite
AI & Cloud Infrastructure Peers²

Source: Bloomberg.
Note: Peer and index data refers to median.
1. As of July 3, 2025, the last trading day prior to the announcement of the Merger.
2. "AI & Cloud Infrastructure Peers" refer to the companies referenced by Moelis & Co., Core Scientific's financial advisor, in its evaluation of CoreWeave and include Alphabet, Amazon, IBM, Microsoft, Nebius and Oracle.



2 ...And CoreWeave's Expiring Lock-Up Was Set to Add to the Selling Pressure

The expiration of the lock-up period — a well-known, looming catalyst at the time of the Merger Agreement — put further pressure on CoreWeave's stock price

- When the Merger was being negotiated, CoreWeave was just a few months removed from its IPO, and insiders and other early investors holding hundreds of millions of shares[2] were still prohibited from monetizing their gains

- With this lock-up period set to expire a mere two days after CoreWeave's second quarter earnings report, the stage was set for heightened volatility, as insiders and other early investors would then be permitted to sell their stock and unleash a flood of additional shares into the market

- In the two days after earnings and leading up to the lock-up expiry, CoreWeave's stock price fell 33%; as the free float more than doubled and the intense selling pressure continued, the stock declined another 9% in the week post-expiry[1]

- CoreWeave acknowledged this risk in its registration statement and quarterly reports, but the Board did not negotiate a mechanism to protect stockholders[3]



Cumulative Value of CoreWeave Stock Sold by Insiders ($M)[1]

1. Source: FactSet. Data as of October 9, 2025.
2. Source: CoreWeave Prospectus, filed with the SEC on March 31, 2025, at 75: "In connection with this offering, all of our directors and executive officers, the selling stockholders, and certain other holders that together represent approximately 83.7% of our outstanding Class A common stock and securities directly or indirectly convertible into or exchangeable or exercisable for our Class A common stock are subject to lock-up agreements."
3. Source: CoreWeave Quarterly Report on Form 10-Q, filed with the SEC on May 15, 2025, and Registration Statement on Form S-1, filed with the SEC on March 3, 2025 ("Sales of a substantial number of such shares upon expiration of the lock-up and market stand-off agreements, or the perception that such sales may occur, or early release of these agreements, could cause our market price to fall…").

 The Deal Was Negotiated When CoreWeave's Stock Price Was at Its Highest

Had Core Scientific negotiated the Merger one month earlier, or one month later — or at essentially any other point in time — we believe the exchange ratio would have been substantially more favorable to Core Scientific stockholders

CoreWeave Stock Price Since IPO[1]

Negotiation Period

VWAP: $92.85

VWAP: $166.38

VWAP: $117.51

Mar 2025   Apr 2025   May 2025   Jun 2025   Jul 2025   Aug 2025   Sep 2025

Source: FactSet.
1.   Data runs from March 28, 2025 to October 9, 2025.

2 Analysts Expected the Lock-Up Expiration to Weigh on CoreWeave's Stock

"[We] **expect shares to start their descent** as we approach the expiration of the IPO lock up."



July 7, 2025

"[W]e note the **dilutive impact that will come as a greater supply of shares enters the market** from lock-up expirations."



July 7, 2025

"We continue to think **shares could see some pressure** from the expiration of the lock-up period."



August 13, 2025

"CRWV's IPO lock-up period is expected to expire following the company's 2Q earnings results (2 days post-print)... Should **increased share supply cause variation in share price**, the ultimate value of the transaction could vary significantly."



July 16, 2025

"[T]he… lock-up conclusion [signals] **imminent equity liquidity and potential dilution**. We… caution against unknown, unforeseen headline risks… [for] a stock that has already moved north so strongly in such a short period."



June 25, 2025

"[N]ear-term focus will more-so center on the coming lock-up… as well as nearer-term developments related to the proposed CORZ merger… [W]e think **shares could see some pressure** near-term..."



August 12, 2025



3 The Core Scientific Board Should Have Insisted on a Collar or Cash Consideration

Structural safeguards such as a floating exchange ratio, collar or cash component would have insulated Core Scientific stockholders from the fluctuations and material decline in CoreWeave's stock price that have occurred post-deal announcement

The Board seemingly recognized the risk to Core Scientific stockholders if CoreWeave's stock price were to decline between the announcement and closing of the Merger and apparently appreciated the trading and market dynamics that made CoreWeave's stock particularly vulnerable

- The Board discussed the possibility of proposing cash consideration, a floating exchange ratio, an exchange ratio collar and other mechanisms to preserve value for Core Scientific stockholders on at least four occasions



However, as best we can tell, the Board made little effort to advocate for mechanisms to mitigate the tangible and significant risk to value and seemingly acceded quickly to CoreWeave's desires regarding transaction structure

- The Merger proxy statement indicates Core Scientific's CEO raised the possibility of a collar just *once* in discussions with CoreWeave's CEO
- After CoreWeave's CEO indicated that CoreWeave was unwilling to modify the transaction structure, Core Scientific apparently never raised the issue again



In our view, the Board should have negotiated more forcefully with CoreWeave and insisted on a collar or cash consideration to protect stockholders from what we regard as a foreseeable risk that CoreWeave's stock price would decline and diminish the value of the Merger consideration

- CoreWeave's stock is one of the most volatile of any acquisition currency in the last 25 years; this is precisely the type of transaction for which collars were invented

Source: Core Scientific Proxy Statement, filed on Form DEFM14A with the SEC on September 26, 2025.

 Analysts Were Surprised the Board Did Not Structure the Merger to Protect Stockholders

Sell-side analysts have noted the significant risk to which Core Scientific stockholders are exposed due to the lack of a collar

"We believe the **lack of a collar provides the greatest risk to the deal**… Beyond a collar, remedies could include a partial cash consideration, particularly given CRWV's potential cost/interest savings."



July 7, 2025

"What we didn't get was any protection in the form of a collar, so the CORZ **shareholders are unprotected going into the CRWV unlock, which could create a challenging stock reaction** prior to the close of the deal."



July 7, 2025

"Following the acquisition announcement, CORZ's share price fell as **some investors were disappointed by the all-stock deal and the absence of a collar or a cash component** to protect against CRWV's volatile stock price."

Jefferies

July 7, 2025

04

THE MERGER SIGNIFICANTLY UNDERVALUES CORE SCIENTIFIC

TWO SEAS
CAPITAL

The Merger Significantly Undervalues Core Scientific

1 **Core Scientific's Importance to CoreWeave Warrants a Premium Valuation**

- The acquisition of Core Scientific would address several near-term challenges for CoreWeave, providing ready access to substantial power and significant infrastructure expertise

2 **The Merger Significantly Undervalues Core Scientific**

- After the announcement of the Merger, CoreWeave's stock price and the value of the Merger consideration declined by as much as ~45%, and they remain ~15% lower today following one of the worst post-deal drawdowns since the pandemic-driven market turmoil of 2020

- The current value of the Merger consideration reflects a take-under of Core Scientific relative to both its stock price on the day before the announcement and its stock price today

- Various valuation methodologies support a substantially higher valuation for Core Scientific than both the current value of the Merger consideration and the headline value at announcement[1]

3 **Recent Activity Supports a Materially Higher Valuation for Core Scientific**

- New hosting contracts announced over the last two months have lifted equity valuations of virtually all Bitcoin miners, but especially those that are actively converting capacity to AI and HPC, which are up approximately 180%[2] since the Merger was announced

- We believe Core Scientific would have joined them in trading meaningfully higher absent the Merger, supporting a significantly higher valuation and exchange ratio

1.   As further described on pages 40-47 of this presentation.
2.   As further described on page 64 of this presentation.

 Core Scientific's Importance to CoreWeave Warrants a Premium Valuation

Acquiring Core Scientific would solve several pressing near-term challenges for CoreWeave, for which it does not have many viable alternatives

CoreWeave Imperative	Context	Core Scientific Helps Address?	CoreWeave Alternative if No Core Scientific Deal?
Acquire Power and Data Center Capacity	▪ The availability of reliable, low-cost electrical power and the specialized data center "powered shells" that utilize such power is CoreWeave's most significant near-term challenge, in our view ▪ Without increasing its capacity, it is unclear whether CoreWeave can continue to grow its backlog at its current rate	✓ The Proposed Merger would give CoreWeave ownership of approximately 1.3 GW of gross power, with an incremental 1 GW+ of potential gross power available for expansion	✕ Buy another former Bitcoin miner – likely at a higher multiple, given the recent increase in equity valuations across the sector – acquire power assets through several smaller transactions, or pay significantly appreciated lease rates for additional HPC capacity
Augment Infrastructure Expertise	▪ CoreWeave has significant expertise in networking, storage and software development ▪ However, CoreWeave has a limited track record of building and managing complex data center infrastructure at scale	✓ Core Scientific has more than 115 technical data center and power employees with unique and valuable expertise in power procurement, construction and site management	✕ Hire 100+ employees – which would likely be prohibitively expensive, if not impossible, given the current hiring environment for top-tier talent
Finance Growth	▪ Direct infrastructure ownership would enable CoreWeave to tap into new, cheaper capital sources to replace its existing financing, which carries a high cost of capital ▪ However, CoreWeave does not own – and cannot borrow against – its underlying data center infrastructure	✓ Full ownership of Core Scientific's power would give CoreWeave much greater financing flexibility and a cleaner capital structure and should substantially lower the company's cost of capital	✕ Continue to pursue expensive financing, impairing the company's earnings potential

1 Core Scientific's Importance to CoreWeave Warrants a Premium Valuation (Continued)

CoreWeave's continued growth is dependent on readily available, owned and online power

- CoreWeave's revenue backlog has increased significantly, and the company's continued growth depends on its ability to secure power for its data centers in a cost-effective manner[2]

- While CoreWeave has secured *contracted* power capacity of 2.2 GW, it does not *own* any of its power, and the industry generally faces a widespread shortfall of both power and suitable real estate for high-density AI data centers[3]

  — That situation does not appear likely to resolve itself in the near-term; wait times for approval for 10+ MW power projects are over *five years* in the U.S.[4]

- In our view, the acquisition of Core Scientific represents CoreWeave's quickest path to owned power and data center capacity, making Core Scientific tremendously strategically valuable

CoreWeave Revenue Backlog ($B)[1]



| 4Q23 | 1Q24 | 2Q24 | 3Q24 | 4Q24 | 1Q25 | 2Q25 |
| $9.9B | $15.9B | $16.2B | $15.0B | $15.1B | $25.9B | $30.1B |



[W]e're still in a chronically supply-constrained environment where capacity constraints, especially around powered shell capacity, [are] the biggest [constraint] for our growth…"
— **Nitin Agrawal, CoreWeave CFO, August 27, 2025**



Verticalizing the ownership of Core Scientific's high-performance data center infrastructure enables CoreWeave to significantly enhance operating efficiency and de-risk our future expansion, solidifying our growth trajectory."
— **Michael Intrator, CoreWeave CEO, July 7, 2025**

1. Source: CoreWeave Quarterly Earnings Presentations and Registration Statement, filed with the SEC on March 31, 2025, as amended.
2. Source: CoreWeave Registration Statement, filed with the SEC on March 31, 2025, as amended.
3. Source: Loop Capital Markets Research Note, September 18, 2025.
4. Source: Needham & Co. Research Note, August 13, 2025.



2 The Value of the Consideration Has Declined Significantly

After the Merger announcement, CoreWeave's stock price tumbled by as much as ~45% and remains down ~15% today, following one of the worst post-deal drawdowns in an acquirer's stock price since 2020[1]

- Uncollared all-stock deals are fraught with risk for the target company's stockholders, primarily with respect to potential value erosion between deal signing and closing

- The substantial decline in CoreWeave's stock price since the deal announcement is among the deepest post-deal declines a target company's stockholders have suffered since the Covid-driven market turmoil in early 2020[1]

- When an acquirer's stock price falls by more than 25% post-announcement during the pendency of the transaction, the deal often faces substantial challenges, is amended, or fails[3]; recent examples include:

  — Office Properties / Diversified Healthcare in 2023 *(failed)*

  — Zendesk / Momentive in 2021 *(failed)*

  — Zoom Communications / Five9 in 2021 *(failed)*



Change in Value of Consideration Since Merger Announcement[2]

Source: FactSet.
1. Data includes all-stock transactions with a deal value of at least $1 billion announced from January 1, 2020 to September 30, 2025.
2. Data as of October 9, 2025.
3. Data includes all-stock transactions with a deal value of at least $1 billion announced from January 1, 2020 to September 30, 2025. See Appendix A for more detail on challenged transactions.

2 The Current Value of the Merger Consideration Is Inadequate

Various methodologies support a substantially higher valuation for Core Scientific

Summary of Implied Valuation Ranges



A — Comparable Companies - Multiple of EBITDA[2]: $23.68 | $25.94 | $33.73

B — Comparable Companies - Multiple of Power[2]: $29.91 | $33.79 | $43.93

C — Precedent Data Center REIT Transactions: $24.73 | $30.79

D — Analyst Price Targets[1,2]: $15.00 | $23.00 | $29.90

E — Analyst Estimates of Fair Value in an Acquisition: $17.00 | $38.00

F — Discounted Cash Flow: $23.51 | $32.02

Control Premium[2] ---- Current Value of Merger Consideration: $17.67 ---- Value of Merger Consideration at Announcement: $20.40

Source: FactSet, Bloomberg and Wall Street research. Data as of October 9, 2025 unless specified otherwise.
1.   Data as of July 3, 2025.
2.   Reflects a 30% control premium, consistent with the median premium to the unaffected price for acquisitions of U.S. public Technology Services companies announced from January 1, 2020 to September 30, 2025 (based on data from FactSet).

 

The Merger Currently Values Core Scientific Below Data Center REIT Peers Based on Multiples of EBITDA...

The peers selected by Core Scientific's financial advisor imply a significantly higher and narrower valuation range (~17x to ~20x) than the one used in the financial advisor's fairness opinion (12x to 18x)

EV / 2027E EBITDA Multiple[1]

	Keppel DC REIT	DIGITAL REALTY	DIGITAL CORE REIT	EQUINIX
Multiple	19.6x	19.5x	19.2x	17.7x
Implied Value of CORZ Stock Price at Multiple (w/o Control Premium)	$25.94	$25.85	$25.44	$23.68
Implied Value of CORZ Stock Price at Multiple (w/ Control Premium)[2]	$33.73	$33.61	$33.07	$30.78
Current Value of Merger Consideration[1]		$17.67		

Current Implied Multiple of Merger: 12.6x[1]

Source: FactSet.
1. As of October 9, 2025.
2. Reflects a 30% control premium, consistent with the median premium to the unaffected price for acquisitions of U.S. public Technology Services companies announced from January 1, 2020 to September 30, 2025.

  # ...And Former Bitcoin Miners with HPC Contracts Based on Estimated Contracted and Available Power...

EV ($M) / Total Contracted and Available 2027 Power (MW) Multiple[1]

	Cipher Mining	TERAWULF	APPLIED DIGITAL
	$9.3	$8.3	$8.2

Current Implied Multiple of Merger: $4.5[1]

	Cipher Mining	TERAWULF	APPLIED DIGITAL
Implied Value of CORZ Stock Price at Multiple (w/o Control Premium)	$33.79	$29.91	$30.29
Implied Value of CORZ Stock Price at Multiple (w/ Control Premium)[2]	$43.93	$38.89	$39.37
Current Value of Merger Consideration[1]		$17.67	

Source: FactSet, company filings and Wall Street research.
Note: Enterprise values pro forma for fully diluted shares outstanding and estimated debt required to achieve contracted capacity.
1.   As of October 9, 2025.
2.   Reflects a 30% control premium, consistent with the median premium to the unaffected price for acquisitions of U.S. public Technology Services companies announced from January 1, 2020 to September 30, 2025.

 

The Merger Also Undervalues Core Scientific Based on Precedent Data Center REIT Transactions

Data center REITs are typically acquired at multiples of ~20x forward EBITDA, approximately 60% higher than the current implied multiple of the Merger

EV / CY+2 EBITDA Multiple

	CoreSite / American Tower (2021)	Switch / DigitalBridge (2022)	CyrusOne / KKR & GIP (2021)	QTS Realty Trust / Blackstone (2021)	InterXion / Digital Realty Trust (2019)
	23.7x	22.9x	22.2x	19.0x	18.6x

Current Implied Multiple of Merger: 12.6x[1]

	CoreSite / American Tower (2021)	Switch / DigitalBridge (2022)	CyrusOne / KKR & GIP (2021)	QTS Realty Trust / Blackstone (2021)	InterXion / Digital Realty Trust (2019)
Implied Value of CORZ Stock Price at Multiple	$30.79	$29.84	$28.94	$25.22	$24.73
Current Value of Merger Consideration[1]			$17.67		

Source: FactSet.
1. As of October 9, 2025.



The Current Value of the Consideration Is Below Analyst Price Targets for Core Scientific on a Standalone Basis

Analyst Price Targets for Core Scientific as a Public Stock at Merger Announcement[1]



Target Price at Announcement ▪ +30% Illustrative Premium[2] ▪ ▪ ▪ Current Value of Merger Consideration: $17.67[3]

Source: Bloomberg.
1. As of July 3, 2025, the last trading day prior to the announcement of the Merger.
2. Reflects a 30% control premium, consistent with the median premium to the unaffected price for acquisitions of U.S. public Technology Services companies announced from January 1, 2020 to September 30, 2025.
3. As of October 9, 2025.

  # Analysts Anticipated a Materially Higher Deal Value

Four of the five sell-side analysts who published deal value estimates before the terms of the Merger were announced expected Core Scientific to be valued higher in a deal with CoreWeave

Post-Rumor, Pre-Deal Broker Estimates of Fair Value for Core Scientific in an Acquisition by CoreWeave

Up to $38.00

$28.30

$16.00 to $23.00

$22.00

$21.00

>$17.00

ROTH[1]　　Needham (Scenario 1)[2]　　Jefferies[3]　　Needham (Scenario 2)[2]　　Macquarie[4]　　Canaccord[5]

- - - Current Value of Merger Consideration: $17.67[6]

1.　Source: ROTH Capital Partners Research Note, June 26, 2025. Refers to the maximum value CoreWeave could pay and have the transaction be accretive.
2.　Source: Needham Research Note, June 27, 2025. "Scenario 1" refers to an "upside" scenario in which Core Scientific has $990M in annualized EBITDA at full online capacity; "Scenario 2" refers to a base case in which Core Scientific has $719M in annualized EBITDA at full online capacity.
3.　Source: Jefferies Research Note, June 27, 2025.
4.　Source: Macquarie Research Note, June 26, 2025.
5.　Source: Canaccord Genuity Research Note, June 26, 2025 ("Our previously published DCF assigned ~$17 per share for [Core Scientific's] AI hosting contracts, but we believe they could be worth more to CoreWeave than they are to Core Scientific.").
6.　As of October 9, 2025.





2 F We Believe Core Scientific's Financial Advisors Relied on Flawed Assumptions in Their Discounted Cash Flow Analyses

Assumption	Business Segment	Moelis Assumption[1]	PJT Partners Assumption[1]	Two Seas Assumption	Commentary and Rationale for Two Seas Assumption
Discount Rate	Colocation Contracted Business	8.5% to 13.0%[2]	10.0% to 12.0%[2]	8.0% to 9.5%	▪ In our view, the hosting contract is akin to secured debt in the sense that, in the event CoreWeave is unable to fulfill its obligations under the contract, Core Scientific retains ownership of the data centers ▪ The contracted revenue stream is no riskier than CoreWeave's secured debt, which has an estimated yield of ~5.6%[3] ▪ However, to be conservative, we assume a discount rate for the Contracted Business that reflects the yield on CoreWeave's *unsecured* debt of ~8.3% ▪ For the Pipeline Business, we assume a *very* conservative discount rate of ~13.0% (~400 bps higher than Core Scientific's WACC according to Bloomberg)
	Colocation Pipeline Business	11.0% to 16.0%[2]	14.75% to 16.75%[2]	11.0% to 14.0%	
Terminal Value	Colocation Contracted Business	None[2]	None[2]	2043 EBITDA Multiple 19.0x to 21.0x	▪ Inexplicably, the financial advisors did not ascribe any value to Core Scientific's assets underlying the Contracted Business after the first of two renewal periods runs out ▪ However, we believe the most likely scenario is that CoreWeave would remain a Core Scientific tenant under a renewed/extended contract ▪ The data center vacancy rate is at an all-time low of 1.6%, with 75% of capacity under construction already leased,[4] limiting the options and increasing switching costs for large tenants like CoreWeave ▪ Incongruously, the financial advisors attribute a terminal value to the nascent Pipeline Business, but not to the Contracted Business that has a large, quasi-permanent tenant
	Colocation Pipeline Business	2033 EBITDA Multiple 18.0x to 23.0x	2033 EBITDA Multiple 18.0x to 22.0x	2033 EBITDA Multiple 19.0x to 21.0x	

1. Source: Core Scientific Proxy Statement, filed on Form DEFM14A with the SEC on September 26, 2025.
2. Note: Red text indicates that the financial advisor's assumption is materially inconsistent with that of Two Seas.
3. Estimated based on average blended yield of Compass Data Centers, EdgeCore and eStructure ABS issuances in July 2025.
4. Source: CBRE, "North America Data Center Trends H1 2025: AI & Hyperscaler Demand Lead to Record-Low Vacancy," August 2025.

 

A Discounted Cash Flow Analysis with More Reasonable Assumptions Supports a Value of Approximately $23 to $32 per Share

- Core Scientific's financial advisors made two mistakes, in our view: 1) applying the wrong discount rate and 2) ascribing no terminal value to the Contracted Business
- We corrected those errors, using what we regard as more appropriate discount rates and ascribing a terminal value to both the Contracted Business and the Pipeline Business[1]
- We used the same Core Scientific Standalone Projections disclosed in the Merger proxy statement and otherwise applied the same DCF methods as the financial advisors
- After fixing the financial advisors' mistakes, we calculate an estimated value range of $23.51 to $32.02 per share – *which is 40% to 90% higher than the advisors' ranges*

Two Seas DCF Analysis

($ in millions)	Colocation Contracted Business	Colocation Pipeline Business	BTC Self Mining & Hosting Business	NOL Tax Benefits	Net Cash[3]	Total
Projection Period	*2025-2043*	*2025-2033*	*2025-2028*	*2025-2027*		
Discount Rate	8.3%	13.0%	13.0%	13.0%		
Terminal EBITDA / MW	$1,023[2]	$899	400 MW			
Terminal EBITDA or MW Multiple	20.0x	20.0x	$800			
NPV of UFCF (Discounted)	$5,137	($3,693)	$127	$77		$1,648
Terminal Value (Discounted)	$4,643	$6,362	$209			$11,214
Enterprise Value (Discounted)	**$9,780**	**$2,669**	**$336**	**$77**		**$12,862**
Plus: Net Cash					$1,418	$1,418
Implied Equity Value of Core Scientific						**$14,280**
Implied Value Per Share	**$19.14**	**$5.22**	**$0.66**	**$0.15**	**$2.77**	**$27.95**

Implied Value Per Share						Two Seas	Moelis	PJT Partners
Low	$16.20	$3.84	$0.54	$0.15	$2.77	**$23.51**	**$12.09**	**$13.17**
Midpoint	$18.34	$5.82	$0.67	$0.15	$2.77	**$27.76**	**$17.52**	**$15.82**
High	$20.48	$7.80	$0.80	$0.16	$2.77	**$32.02**	**$22.94**	**$18.47**

Source: FactSet and Company filings. Data as of October 9, 2025.
1. See prior page for detailed rationale supporting Two Seas' assumptions.
2. Reflects 3.5% revenue growth in 2042 and 2043 with an ~84.5% steady-state margin, consistent with growth and margin assumptions in management projection.
3. Represents current cash and digital assets, plus cash from the exercise of warrants, with debt adjusted to reflect the conversion of the convertible notes.

 # Other HPC-Focused Bitcoin Miners Have Been Trading Higher

New hosting contracts announced over the last two months have lifted equity valuations of Bitcoin miners that are pursuing HPC; we believe Core Scientific would have joined them in trading meaningfully higher absent the Merger

Stock Price Return



EV / CY 2026 Revenue Multiples



Source: FactSet, Wall Street research and company filings. Data as of October 9, 2025. Enterprise values based on fully diluted shares outstanding.
1.   "Former BTC Miners with HPC Contracts" refers to Applied Digital, Cipher Mining and TeraWulf.
2.   "10-K Competitors" include the companies cited by Core Scientific as competitors in its 2024 Form 10-K and include Bit Digital, Bitfarms, Cipher Mining, Cleanspark, HIVE Digital Technologies, Hut 8, MARA Holdings, Riot Platforms and TeraWulf. Argo Blockchain excluded due to delisting and restructuring.



3 Other HPC-Focused Bitcoin Miners Have Been Trading Higher (Continued)

Analysts have become even more bullish on the sector and have been revising their price targets, ratings and estimates higher; Core Scientific — tethered to CoreWeave's volatile and underperforming stock — has not benefited from this change in outlook

Change in Mean Analyst Price Target



Change in Implied EV / CY 2026 Revenue Multiple[3]



Source: FactSet. Data as of October 9, 2025. Enterprise values based on fully diluted shares outstanding.
1.   "Former BTC Miners with HPC Contracts" refers to Applied Digital, Cipher Mining and TeraWulf.

2.   "10-K Competitors" include the companies cited by Core Scientific as competitors in its 2024 Form 10-K and include Bit Digital, Bitfarms, Cipher Mining, Cleanspark, HIVE Digital Technologies, Hut 8, MARA Holdings, Riot Platforms and TeraWulf. Argo Blockchain excluded due to delisting and restructuring.
3.   Based on mean analyst price target.

05

CORE SCIENTIFIC HAS TREMENDOUS VALUE AS AN INDEPENDENT COMPANY

TWO SEAS
CAPITAL

Core Scientific Has Tremendous Value as an Independent Company

1 **Core Scientific Has Compelling Standalone Prospects**

- Core Scientific is positioned for significant revenue and EBITDA growth, highlighting the Company's ability to convert scale into sustained profitability

- Both management and sell-side analysts believe that Core Scientific is in the early innings of an AI-fueled transformation that is poised to reshape its business and drive significant stockholder value

2 **The Company Is Poised to Benefit from Significant Industry Tailwinds**

- Rapid growth in AI and cloud workloads is driving unprecedented demand for electrical power and HPC data center capacity, reinforcing the value of Core Scientific's offerings

- Other former Bitcoin miners and neocloud companies have seen their values increase significantly following the announcement of a hosting contract, and we believe the announcement by Core Scientific of a new hosting contract would similarly serve as a catalyst for a material increase in its valuation

3 **We Believe Core Scientific Will Trade *Higher* if the Merger Is Not Approved**

- The stocks of Core Scientific's closest peers have approximately doubled since the Merger was announced, reflecting the announcement of significant HPC contracts and the market's continued enthusiasm for AI

- We believe Core Scientific would similarly be trading meaningfully higher were it not tethered to CoreWeave's volatile and underperforming stock

1 Core Scientific's Standalone Prospects Are Compelling

Core Scientific's growth trajectory highlights its ability to convert scale into sustained profitability and stockholder value

- Core Scientific is positioned for significant revenue and EBITDA growth, reflecting both operational scale and the transition to AI infrastructure

- Revenue is projected to grow more than 3x to $1.7 billion in 2030, highlighting strong demand and expanding colocation opportunities

- Adjusted EBITDA is expected to grow by nearly 9x to $1.4 billion by 2030, given significant operating leverage as the business scales

Revenue ($M)



Adjusted EBITDA ($M)



Source: Core Scientific Proxy Statement, filed on Form DEFM14A with the SEC on September 26, 2025.
1.   2025P data based on the sum of Core Scientific's 1Q 2025 results and management's projections for the three quarters from April 2025 to December 2025.

 Core Scientific Management Is Enthusiastic About the Company's Future...

Core Scientific is in the early innings of an industry-shaping transformation it is well positioned to capitalize upon

"**AI is driving one of the biggest shifts we've seen in infrastructure in decades**. It's not just about more demand. It's about a new kind of infrastructure purpose-built for high-performance, high-density workloads… [M]any large enterprises are just beginning to plan their AI strategies, and… [a]s those plans turn to action, **Core Scientific is well positioned to be a major supplier of infrastructure** that will power it."

Adam Sullivan, CEO; May 7, 2025

"[W]e are building more than capacity. **We are laying the foundation for what comes next** for this company and for the growth of accelerated compute. And while [our GPU infrastructure agreement with] CoreWeave is a significant first step, it's just that, **the first step of a long journey**."

Adam Sullivan, CEO; May 7, 2025

"We're in a moment the broader datacenter industry hasn't experienced in years. AI-driven demand is fundamentally reshaping infrastructure needs around the world, and **this company is extremely well positioned to lead** in that shift."

Jim Nygaard, CFO; May 7, 2025

"[W]e want to build out a large scale data center platform that rivals that of Digital Realty and QTS. We believe given the transition that this industry is currently going through between low density to high density [colocation] **we believe this is a very large opening for our business to grab a significant market share**. And we have a very unique capital structure as well that's enabling that."

Adam Sullivan, CEO; May 29, 2025

 **...As Are Wall Street Analysts**

Prior to the deal announcement, 17 of 18 analysts who follow the Company had a "Buy" rating on Core Scientific's stock

"CORZ's strategic shift (and diversification) to HPC infrastructure, alongside ongoing BTC mining, provides a **clear path to stable and predictable cash flow growth**. With an improved capital structure, CORZ is well-positioned for future growth, customer diversification, and enhanced financial stability, driving profitability in a dynamic digital infrastructure market."



November 14, 2024

"We think **CORZ is well positioned to benefit** from the fifth wave of compute as we move from general purpose, CPU-centric cloud computing to purpose-built, GPU-centric infrastructure."



May 14, 2025

"**CORZ is uniquely well positioned to capture this moment of AI demand** given the large amounts of available power and a data center development team with experience from Equinix, DataBank, and HP…"

Jefferies

October 27,2024

"In a speculative space where viability of HPC/AI hosting diversification is on investors' minds, **CORZ is the only one executing at scale** so far… [T]his should mean consistent, lower risk revenues."



September 24, 2024

"**CORZ is the first mover** (among bitcoin miners) in what we expect will be a fast growing, high demand environment for HPC data center capacity."



September 4, 2024

 **Management's Own Remarks Suggest the Purported Risks of Remaining Independent Are Overstated**

In our view, none of these risks suggest that Core Scientific *needs* to be sold, and certainly not at this valuation

Topic	Purported Risk[1]	What Management Previously Said
Supply and Demand	*"[A]n evolving space with multiple new operators **may lead to substantial data center overbuild**, reducing both leasing potential and margins"*	*"The demand is **insatiable**"[2]* *"Traditional datacenter providers are struggling to meet the density requirements that AI workloads demand. That **mismatch between supply and demand** has opened up a unique window and where we are the only pure-play infrastructure company in the public markets focused specifically on high-density colocation. That focus gives us a real **opportunity to lead and to carve out a meaningful share in a market that's just getting started**."[3]*
Capital Access	*"Data center builds generally require **substantial debt and equity capital**…"*	*"**CoreWeave is funding virtually all of the CapEx associated with these deployments**. Our only direct capital outlay on the contract is the $104 million associated with the 70-megawatt expansion we announced during our last earnings call. That structure **significantly reduces our capital burden**, keeps our balance sheet leverage light compared to peers, and gives us the flexibility to use debt more strategically for future growth."[3]* *"For the elements that we know today, **we have enough [capital]**."[4]*

1. Source: Core Scientific Proxy Statement, filed on Form DEFM14A with the SEC on September 26, 2025.
2. Source: Nina Bambysheva, "Why These Bitcoin Miners Are Becoming Summer's Hot AI Stocks," *Forbes*, July 1, 2024.
3. Source: Core Scientific Q1 2025 Earnings Call, May 7, 2025.
4. Source: Interview with Adam Sullivan, "McNallie Money," January 6, 2025.

 # Management's Own Remarks Suggest the Purported Risks of Remaining Independent Are Overstated (Continued)

Topic	Purported Risk[1]	What Management Previously Said
Power	*"[There is a] need for guaranteed sources of power for data center locations to attract potential customers, and…* **Core Scientific [may] not be able to secure sufficient capacity of power**, *or… such* **power may not be available until future years**"	*"Our third strategic priority is expanding our datacenter capacity, both organically and through targeted M&A. On the organic side,* **we remain confident in our ability to add approximately 300 megawatts of billable capacity** *across our existing sites by the end of 2027. Looking ahead, we also continue to believe there are significant opportunities to grow into new geographies, and* **we're targeting an additional 400 megawatts of billable capacity through new site development** *over the next 3 years."[2]*
Location	*"Most potential customers are focused on inference-ready locations for data center capacity, including for AI training needs, which* **may make certain locations less desirable** *in an evolving market"*	*"We talk about the ability to continue to expand at existing sites, and that's a competitive process because we are getting direction in terms of how much additional power we're going to be able to achieve at some of our existing sites and then some of our new sites as well.* **[We have] very attractive locations**. *Our focus today is on* **building blue-chip assets**, *and we want to have those blue-chip assets with blue-chip clients."[3]*

1. Source: Core Scientific Proxy Statement, filed on Form DEFM14A with the SEC on September 26, 2025.
2. Source: Core Scientific Q1 2025 Earnings Call, May 7, 2025.
3. Source: Core Scientific Q4 2024 Earnings Call, February 26, 2025.

 **Management's Own Remarks Suggest the Purported Risks of Remaining Independent Are Overstated (Continued)**

Topic	Purported Risk[1]	What Management Previously Said
New Customers	*"**Core Scientific may have difficulty attracting additional customers for its colocation operations**, including because many customers tend to be substantially exclusive in their choice of data center developer, and often require substantial lead time to become onboarded with such customers before commencing lease discussions"*	*"[L]ooking ahead to the rest of the year and 2026, I'm **more confident than ever in our ability to build a customer base that is more diverse**, more balanced, and more strategically aligned with our long-term vision. Our target remains the same, to have CoreWeave represent less than 50% of our billable capacity by the end of 2028."[2]* *""[T]he Core Scientific Management Projections were based on numerous variables and assumptions, including… [the **assumption that] Core Scientific would successfully sign new colocation contracts with other potential customers**…"[1]*
Expiration of CoreWeave Contracts	*"[T]he Colocation Contracted Business [may] experience a **significant drop in revenue once the existing contracts with CoreWeave expire** at the end of their term in 2038 if CoreWeave fails to renew or exercise their right to extend such contracts"*	*"[T]he goal is to **sign enough contracts so that CoreWeave represents less than 50% of critical IT load by the end of 2028**. We are in active discussions with **dozens of new customers**, including the vast majority of hyperscale providers and several large enterprise companies."[3]* *"CoreWeave and Core Scientific are in a **really tightly coupled relationship** from both a design, engineering and delivery standpoint."[2]*

1. Source: Core Scientific Proxy Statement, filed on Form DEFM14A with the SEC on September 26, 2025.
2. Source: Core Scientific Q1 2025 Earnings Call, May 7, 2025.
3. Source: Core Scientific Q4 2024 Earnings Call, February 26, 2025.

 # Management's Own Remarks Suggest the Purported Risks of Remaining Independent Are Overstated (Continued)

Topic	Purported Risk[1]	What Management Previously Said
Strategic Pivot	*"**Core Scientific may be unable to successfully complete its previously announced strategic transition** from digital asset mining and provision of digital infrastructure and third-party hosting services for digital asset mining to provision of high-density colocation services to third parties for GPU-based HPC operations"*	*[Core Scientific announced its] "**Successful transformation** from bitcoin mining to leading high-density colocation provider"[2]*

1. Source: Core Scientific Proxy Statement, filed on Form DEFM14A with the SEC on September 26, 2025.
2. Source: Core Scientific Q1 2025 Earnings Presentation.

 # Core Scientific's Core Power and HPC Infrastructure Market Has Grown…

Rapid growth in AI and cloud workloads is driving unprecedented demand for HPC data center capacity

- Global demand for data center power is expected to grow at a 16% CAGR from 2023 to 2028, with total power demand reaching 130 GW by 2028

- Generative AI is the fastest-growing computing segment, though traditional enterprise workloads will still generate the majority of demand over the next few years

- Hyperscalers (e.g., Amazon, Meta, Microsoft, Google) are responsible for about 60% of growth in data center power demand, with their share rising from 35% to 45%

- Power availability has become the primary constraint on new development, so hyperscalers are pre-leasing gigawatts of capacity years in advance

- As computing demand concentrates, average U.S. data center sizes are scaling from around 40 MW today to approximately 70 MW by 2028



Global Data Center Power Required to Serve Computing Demand (GW)[1]

14% CAGR

2020	2021	2022	2023	2024	2025
43	49	55	60	71	82

1. Source: Boston Consulting Group, "Breaking Barriers to Data Center Growth," January 2025.



2 ...And Is Expected to Continue to Grow...

Global demand for data center capacity is projected to grow at an accelerated rate as AI is more widely adopted

- Global data center capacity demand is projected to nearly triple by 2030, rising from ~82 GW today to ~220 GW+

- Data centers are projected to require nearly $7 trillion worldwide to meet the surging demand for compute power

- Growth in AI demand alone is estimated to require over $5 trillion in data center capital investment, while traditional IT workload support is expected to require ~$1.5 billion

- In the U.S., demand is expected to rise at an even faster rate (up to ~25%) annually to support hyperscale and AI infrastructure expansion

- More than 40% of the total $7 trillion investment is expected to be made by companies operating in the U.S.



Estimated Global Data Center Capacity Demand (GW)[1]

22% CAGR

	2025	2026	2027	2028	2029	2030
Total	82	102	128	152	180	220
AI Workload	44	62	83	102	124	156
Non-AI Workload	38	40	45	50	56	64
Incremental AI Capacity Added	13	18	21	19	22	31

■ Non-AI Workload ■ AI Workload

1. Source: McKinsey & Co., "The cost of compute: A $7 trillion race to scale data centers," April 2025.

 **...While Supply Remains Constrained**

Land scarcity, zoning hurdles and limited speculative construction are keeping real estate supply tight even as data center demand soars

- Data center vacancy rates across the U.S. have fallen to below 2%, tighter than any other real estate category

- Speculative construction has largely halted, further increasing the difficulty to secure new sites

- In primary markets like Northern Virginia, developers are requiring the entirety of power and permitting to be lined up before breaking ground, causing only fully pre-leased and capital-backed projects to move forward

- In fast-expanding markets like Atlanta, data center growth is so aggressive that zoning bodies are pushing back and, in some cases, blocking development of new centers

- Pre-leasing rates are at record highs (near 90%) and competition for land is intense, so new supply gets absorbed faster than it's even built[2]



Vacancy by Asset Class[1]

Office	Logistics	Multifamily	Retail	Data Centers
23%	6%	5%	4%	<2%

1. Source: Blackstone, "Cutting ThroughSource: Blackstone, "Cutting Through the Noise: The Long-Term Case for Data Centers," May 2025. Underlying data is as of December 31, 2024 and is derived from CoStar (Office, Retail), CBRE (Logistics), RealPage Market Analytics (Multifamily) and datacenterHawk (Data Centers).
2. Source: CBRE, "Data Centers: U.S. Real Estate Market Outlook 2025." the Noise: The Long-Term Case for Data Centers," May 2025. Underlying data is as of December 31, 2024 and is derived from CoStar (Office, Retail), CBRE (Logistics), RealPage Market Analytics (Multifamily) and datacenterHawk (Data Centers).

 **2** # Interconnection Queues Are Lengthening

Grid bottlenecks and multi-year interconnection delays are slowing power availability and holding up new capacity builds

- As of the end of 2024, nearly 2,300 GW of generation and storage projects were actively waiting to connect to the U.S. grid (nearly double the current installed capacity)

- Interconnection wait times have increased dramatically; projects built in 2023 have a median 5-year delay expected

- Despite strong demand, only a fraction of queued projects actually get built; based on available data, only 19% of projects seeking connection from 2000 to 2018 were built and interconnected by the end of 2023

- Most projects that apply for interconnection are withdrawn before completing the necessary studies, reflecting the high cost, long delays and uncertainty in the interconnection process



Cumulative Capacity of Active Interconnection Requests (GW)[1]

	2014	2015	2016	2017	2018	2019	2020	2021	2022	2023	2024
Total	325	364	421	506	639	733	962	1,371	2,041	2,598	2,290
Entered Queue in Earlier Year	198	227	219	272	362	434	613	810	1,282	1,690	1,809
Entered Queue in Year Shown	127	136	202	234	277	299	349	561	759	908	481

■ Entered Queue in Year Shown   ■ Entered Queue in Earlier Year

1. Source: University of California, Berkeley," Queued Up: Characteristics of Power Plans Seeking Transmission Interconnection."

 # Recent Transactions Demonstrate the Potential for Core Scientific to Create Significant Incremental Value as a Standalone Company

Other companies have seen their values increase significantly following the announcement of a hosting contract

Company Name	Partner(s)	Date of Announcement	Description	Contract Value ($B)	Power (MW)	Change 14 Days Post-Announcement	
						Stock Price (%)	Market Value ($M)
Cipher Mining	FluidStack / Google	Sep-25	Cipher will deliver 168MW of critical IT load; Google will backstop $1.4B of Fluidstack's lease obligations	$3.0	168	+27%	+$1,514
NEBIUS	Microsoft	Sep-25	Nebius will provide Microsoft access to dedicated GPU infrastructure capacity at a new data center in New Jersey	$17.4	Not Specified	+76%	+$9,813
TERAWULF	FluidStack / Google	Aug-25	TeraWulf will deliver more than 200MW of critical IT load; Google will backstop $1.8B of Fluidstack's lease obligations	$3.7	250	+80%	+$1,710
APPLIED DIGITAL	CoreWeave	Jun-25	Applied Digital will deliver 250MW of critical IT load to host CoreWeave's AI and HPC infrastructure	$7.0	250	+69%	+$1,062
galaxy	CoreWeave	Apr-25	Galaxy will provide 393MW of aggregate critical IT load to host CoreWeave's AI and HPC infrastructure	$4.5	393	+42%	+$744

Source: FactSet and company press releases.



3 Core Scientific Has Been Left Behind as the AI/HPC Boom Continues

Historically, Core Scientific's stock traded closely in-line with other Bitcoin miners; since the Merger announcement, however, Core Scientific's stock has trailed peers and the broader market

Stock Price Return Since the Announcement of the Merger



180%
112%
12%
0%
(13%)
CORE SCIENTIFIC
CoreWeave
Jul 3
Jul 10
Jul 17
Jul 24
Jul 31
Aug 7
Aug 14
Aug 21
Aug 28
Sep 4
Sep 11
Sep 18
Sep 25
Oct 2
Oct 9
Core Scientific
CoreWeave
Former BTC Miners with HPC Contracts¹
10-K Competitors²
Nasdaq Composite Index

Source: FactSet. Data as of October 9, 2025. Peer data refers to median.

1. "Former BTC Miners with HPC Contracts" refers to Applied Digital, Cipher Mining and TeraWulf.
2. "10-K Competitors" include the companies cited by Core Scientific as competitors in its 2024 Form 10-K and include Bit Digital, Bitfarms, Cipher Mining, Cleanspark, HIVE Digital Technologies, Hut 8, MARA Holdings, Riot Platforms and TeraWulf. Argo Blockchain excluded due to delisting and restructuring.

06

CONCLUSION

TWO SEAS
CAPITAL

The Market Has Reacted Negatively to the Merger

Investors signaled immediate skepticism about the price, structure and process of the Merger with an extreme one-day negative reaction

- Core Scientific's stock fell 18% on the day of the announcement, the second-worst one-day price reaction of a target in a sizeable U.S. all-stock deal in the last 15 years[1]

- Core Scientific's stock continued to fall in the days thereafter and was down 31% five days after the announcement, marking the worst reaction to a sizeable U.S. all-stock deal in 25 years, other than Bear Stearns[2]

- In our view, the market's sharp negative reaction reflects a clear lack of confidence in the deal price, structure and process

- Core Scientific's stock is still trading below its pre-deal price – having been weighed down by CoreWeave's stock, which was down as much as ~45% post-deal – and we believe Score Scientific's stock would trade higher in the absence of the Merger

One-Day Change in Target Stock Price from Pre- to Post-Announcement[1]

The one-day price reaction to the announcement of the proposed transaction was the **second-lowest** of any all-stock deal announced **in the last 15 years**



<(15%)	(10%) to (15%)	(5%) to (10%)	0% to (5%)	0% to 5%	5% to 10%	10% to 15%	>15%
2	2	10	40	44	56	19	47

Source: FactSet.
1. Data includes all-stock transactions with a deal value of at least $1 billion announced from January 1, 2010 to September 30, 2025.
2. Data includes all-stock transactions with a deal value of at least $1 billion announced from January 1, 2000 to September 30, 2025.

Post-Announcement Trading Prices Have Consistently Reflected Significant Market Skepticism Regarding the Merger

Core Scientific's stock price has consistently traded above the deal value, resulting in a *negative* deal spread

Core Scientific Stock Price & Value of Merger Consideration



— Core Scientific Stock Price   — Value of Merger Consideration

Deal Spread




"Usually when deals are trading at a premium to an exchange rate, we believe activity is forthcoming… We believe… this deal ultimately will get done, but at revised economics." — **ROTH Capital Partners Research Note, August 21, 2025**

Source: FactSet. Data as of October 9, 2025.

Core Scientific's Alternatives Are Better than This Flawed Transaction

In our view, if stockholders vote down the Proposed Merger — as we believe they should — Core Scientific has other alternatives that we believe will provide superior risk-adjusted value to stockholders

Alternative	Description	Why Better than Proposed Merger?
CoreWeave Improves Value and/or Certainty of Consideration	▪ CoreWeave increases the exchange ratio to a level that we believe better reflects Core Scientific's intrinsic value, strategic importance to CoreWeave and contributions to the pro forma business ▪ CoreWeave changes the consideration mix and/or provides a collar, floating exchange ratio or other protection against downside risk	▪ Would provide Core Scientific stockholders with greater ownership of the pro forma company and/or greater and more certain value, with less exposure to downside risk given the extremely volatile merger currency
Remain Independent and Continue to Grow	▪ Core Scientific can continue its transition from an undifferentiated Bitcoin miner to an advantaged, asset-light HPC company ▪ The Company's long-term contract with CoreWeave provides consistent cash flow, and exploding demand for compute power reinforces the potential value of Core Scientific's pipeline	▪ In the absence of a transaction, we believe Core Scientific's stock – which has been weighed down by CoreWeave's volatile and underperforming stock for the last three months – would trade meaningfully higher in the near-term, given recent trading patterns of peer companies, with the potential for significant long-term appreciation
Merge with or Acquire Similarly-Sized Former Bitcoin Miner	▪ Acquire or merge with another former Bitcoin miner with a signed HPC contract to extend and fortify Core Scientific's leadership position in one of the fastest-growing sectors in the market	▪ Would provide an accelerated path to enhanced scale and improved customer and site diversification, which we believe would support near-term multiple expansion and long-term value creation

We Believe Core Scientific Will Trade *Higher* If the Merger Is Rejected

In the absence of a transaction, we believe Core Scientific's stock would trade meaningfully higher, in-line with peers, with which its returns have historically been strongly correlated

Core Scientific Illustrative Stock Price Based on Stock Price Appreciation of Benchmarks



Implied Upside				
From Current Stock Price	+180%	+258%	+112%	+166%
From Current Value of Merger Consideration	+186%	+264%	+116%	+171%

■ Since Merger Announcement ■ Since Unaffected Date

Source: FactSet. Data as of October 9, 2025. Stock price data assumes Core Scientific trades in-line with the peer group median.
1. "Former BTC Miners with HPC Contracts" refers to Applied Digital, Cipher Mining and TeraWulf.
2. "10-K Competitors" include the companies cited by Core Scientific as competitors in its 2024 Form 10-K and include Bit Digital, Bitfarms, Cipher Mining, Cleanspark, HIVE Digital Technologies, Hut 8, MARA Holdings, Riot Platforms and TeraWulf. Argo Blockchain excluded due to delisting and restructuring.

The Merger as Proposed Should Not Be Supported

The Process Was Flawed

- Core Scientific's Board of Directors (the "Board") dealt exclusively with CoreWeave, forgoing any proactive outreach or a competitive process, and agreed to a "no-shop" provision despite Core Scientific's highly attractive assets and strategic value

- Deal negotiations consisted of a single counter before the Board accepted a modest 1% bump in the exchange ratio, with the entire process lasting little more than a month

- The Board reversed its policy on accelerated vesting of executive equity awards and tax gross-ups worth $180 million, potentially incentivizing management to close a deal over maximizing stockholder value

- The Board relied on a flawed fairness opinion, predicated on an excessive discount rate, overly conservative projections of future growth and inappropriate assumptions – lowering the value reference range by ~35%

The Structure Is Deficient

- Despite CoreWeave's stock being extremely volatile and appreciating by more than 300% between CoreWeave's March 2025 IPO and the deal announcement, the Core Scientific Board agreed to an all-stock, fixed exchange ratio structure, with no downside protection

- This structure left Core Scientific stockholders fully exposed to one of the most volatile stocks in the market, with a then-looming lock-up expiration that was expected to weigh on CoreWeave's stock

- The Board should have insisted on appropriate protections against one of the most volatile merger currencies ever used in an M&A transaction, but instead caused Core Scientific stockholders to suffer through the extreme fluctuations and value erosion in CoreWeave's stock that have ensued since the Merger was announced

The Price Is Inadequate

- The initial headline deal price of $20.40 per share[1] undervalued Core Scientific's intrinsic value and strategic value to CoreWeave

- After the Merger announcement, CoreWeave's stock price tumbled by as much as ~45% and remains down ~15% today, following one of the worst post-deal drawdowns in an acquirer's stock price since 2020; the current deal value of less than $18 per share[2] reflects a take-*under* of Core Scientific

- Valuation multiples of peer companies and precedent transactions imply a ~30-100% higher value for Core Scientific than the current deal value

- Core Scientific's stock has consistently traded meaningfully higher than the deal value and could trade significantly higher still, in our view, if the Merger is rejected, as recent HPC transactions have led to a dramatic increase in valuations across the sector

We urge Core Scientific stockholders to vote the  **GOLD** proxy card **AGAINST** the Merger Proposals

1. Core Scientific Press Release, July 7, 2025.
2. As of October 9, 2025.

APPENDIX A:
PRECEDENT TRANSACTIONS AND
COMPARABLE PUBLIC COMPANIES

TWO SEAS
CAPITAL

Precedent Transactions — Data Center REITs

Target	Acquirer	Announcement Date	EV ($M)	CY+2 EBITDA ($M)	EV / CY+2 EBITDA	Implied Value of Merger at Transaction Multiple
Switch Inc.	DigitalBridge	May-22	$10,171	$393	22.9x	$29.84
CoreSite	American Tower	Nov-21	$9,482	$371	23.7x	$30.79
CyrusOne	KKR and GIP	Nov-21	$15,245	$638	22.2x	$28.94
QTS Realty Trust	Blackstone	Jun-21	$8,303	$384	19.0x	$25.22
InterXion	Digital Realty Trust	Oct-19	$8,817	$415	18.6x	$24.73
Low			$8,303	$371	18.6x	$24.73
Mean			$10,403	$440	21.3x	$27.90
Median			$9,482	$393	22.2x	$28.94
High			$15,245	$638	23.7x	$30.79
Implied Value of Merger		Jul-25	$7,616	$604	12.6x	$17.67
Premium / (Discount) to Median					(43%)	(39%)

Source: FactSet. Data as of October 9, 2025.

Precedent Transactions — Challenged All-Stock Transactions with Similar Characteristics Have Led to Opposition, Amendment or Failure

Target	Acquirer	Announce Date	Deal Size ($M)	Deal Status	Challenging Characteristic(s) In Common With Core Scientific / CoreWeave	One-Day Premium	One-Day Stock Price Reaction		Five-Day Stock Price Reaction		Stock Price Volatility (Acquirer)[1]		Largest Daily Deal Spread[2]
							Target	Acquirer	Target	Acquirer	Unaffected	Post-Announce	
Diversified Healthcare Trust	Office Properties Income Trust	Apr-23	$2,849	Cancelled	Negative Reaction; Volatility; Wide Deal Spread; Shareholder Opposition; Proxy Advisor Against[3]	37%	(3%)	(24%)	(14%)	(34%)	48%	68%	(65%)
Healthcare Trust of America	Healthcare Realty Trust	Feb-22	$6,723	Completed	Negative Reaction; Wide Deal Spread; Shareholder Opposition	(5%)	(5%)	(11%)	2%	(4%)	24%	37%	(17%)
Momentive Global	Zendesk	Oct-21	$4,144	Cancelled	Negative Reaction; Volatility; Wide Deal Spread; Shareholder Opposition; Proxy Advisor Against[3]	12%	1%	(3%)	(7%)	(15%)	34%	49%	39%
Five9	Zoom Communications	Jul-21	$13,826	Cancelled	Volatility; Wide Deal Spread; Proxy Advisor Against[3]	13%	6%	(2%)	8%	(1%)	37%	49%	(8%)
Extraction Oil & Gas	Bonanza Creek Energy	May-21	$1,163	Completed / Amended	Volatility	1%	7%	7%	8%	9%	66%	45%	2%
QEP Resources	Diamondback Energy	Dec-20	$2,195	Completed	Volatility; Shareholder Opposition	(1%)	(3%)	(2%)	3%	4%	93%	64%	(4%)
Hexcel	Woodward	Jan-20	$7,415	Cancelled	Volatility; Wide Deal Spread; Shareholder Opposition	5%	10%	5%	7%	3%	21%	95%	11%
TiVo	Xperi	Dec-19	$1,915	Completed / Amended	Negative Reaction; Volatility; Wide Deal Spread	21%	6%	(11%)	8%	(11%)	30%	79%	(17%)
Carrizo Oil & Gas	Callon Petroleum	Jul-19	$2,702	Completed / Amended	Negative Reaction; Volatility; Wide Deal Spread; Shareholder Opposition; Proxy Advisor Against[3]	25%	2%	(16%)	(10%)	(24%)	50%	82%	9%
Raytheon	United Technologies	Jun-19	$89,727	Completed	Negative Reaction; Volatility; Shareholder Opposition	66%	1%	(3%)	(5%)	(5%)	21%	46%	-
Hortonworks	Cloudera	Oct-18	$1,757	Completed	Volatility; Shareholder Opposition	3%	2%	1%	4%	3%	60%	74%	3%
Sprint	T-Mobile US	Apr-18	$70,268	Completed / Amended	Negative Reaction	43%	(14%)	(6%)	(19%)	(11%)	27%	31%	-
Care Capital Properties	Sabra Health Care REIT	May-17	$3,914	Completed	Negative Reaction; Wide Deal Spread; Shareholder Opposition; Proxy Advisor Against[3]	12%	5%	(5%)	1%	(9%)	22%	27%	8%
Core Scientific	**CoreWeave**	**Jul-25**	**$6,611**	**Announced**	**Negative Reaction; Volatility; Wide Deal Spread; Shareholder Opposition**	**13%**	**(18%)**	**(3%)**	**(31%)**	**(24%)**	**168%**	**110%**	**(21%)**

Source: FactSet. Comparable transactions selected from universe of all-stock deals announced from January 1, 2015 to September 30, 2025, with deal values of at least $1 billion, a five-day stock price reaction less than +10%, stock price volatility more than 20%, and no competing bid (n=88), of which ~30% were challenged, amended or failed.
1. Data reflects annualized stock price volatility for the 60-trading-day period prior to the transaction announcement ("Unaffected") and the period between transaction announcement and completion/cancellation ("Post-Announce").
2. Data reflects the largest single-day negative or positive deal spread (calculated as the implied daily deal value, divided by the target's stock price on that same day) between the transaction announcement and the issuance of proxy advisor recommendations on the transaction.
3. Indicates either ISS or Glass Lewis (or both) issued a report recommending shareholders vote "AGAINST" the transaction.

Comparable Public Companies — Data Center REITs

Company Name	EV / CY 2027E EBITDA	Implied Value of Merger at Trading Multiple (w/o Control Premium)	Implied Value of Merger at Trading Multiple (w/ Control Premium)[2]
Digital Core REIT	19.2x	$25.44	$33.07
Digital Realty Trust, Inc.	19.5x	$25.85	$33.61
Equinix, Inc.	17.7x	$23.68	$30.78
Keppel DC REIT	19.6x	$25.94	$33.73
Low	17.7x	$23.68	$30.78
Mean	19.0x	$25.23	$32.79
Median	19.4x	$25.64	$33.34
High	19.6x	$25.94	$33.73
Implied Value of Merger	12.6x		$17.67
Premium / (Discount) to Median		(31%)	(47%)

Source: FactSet. Data as of October 9, 2025.
1. Based on fully diluted shares outstanding.
2. Reflects a 30% control premium, consistent with the median premium to the unaffected price for acquisitions of U.S. public Technology Services companies announced from January 1, 2020 to September 30, 2025.

Comparable Public Companies — Former Bitcoin Miners w/ HPC Contracts

Company Name	Enterprise Value ($M)[1]	Total Contracted and Near-Term Available Power (MW)	Enterprise Value ($M) / MW	Implied Value of Merger at Multiple (w/o Control Premium)	Implied Value of Merger at Multiple (w/ Control Premium)[2]
Applied Digital Corporation	$12,783	1,566	$8.2	$29.91	$38.89
Cipher Mining Inc	$10,232	1,097	$9.3	$33.79	$43.93
TeraWulf Inc.	$11,585	1,400	$8.3	$30.29	$39.37
Low	$10,232	1,097	$8.2	$29.91	$38.89
Mean	$11,533	1,354	$8.6	$31.33	$40.73
Median	$11,585	1,400	$8.3	$30.29	$39.37
High	$12,783	1,566	$9.3	$33.79	$43.93
Implied Value of Merger[5]	$7,616	1,700	$4.5	$17.67	
Premium / (Discount) to Median				(42%)	(55%)

Source: FactSet, company filings and Wall Street research. Data as of October 9, 2025.
1. Pro forma for fully diluted shares outstanding and estimated debt required to achieve contracted capacity.
2. Reflects a 30% control premium, consistent with the median premium to the unaffected price for acquisitions of U.S. public Technology Services companies announced from January 1, 2020 to September 30, 2025.

APPENDIX B:
IMPORTANT INFORMATION

TWO SEAS
CAPITAL

Important Information

CERTAIN INFORMATION CONCERNING THE PARTICIPANTS

Two Seas, Two Seas Capital GP LLC ("Two Seas GP"), and Sina Toussi ("Mr. Toussi" and, together with Two Seas and Two Seas GP, the "Participants") filed a definitive proxy statement and accompanying GOLD proxy card with the United States Securities and Exchange Commission (the "SEC") on September 29, 2025 to be used to solicit proxies for votes against the proposed acquisition of Core Scientific by CoreWeave at the upcoming special meeting of the Company's stockholders.

THE PARTICIPANTS STRONGLY ADVISE ALL STOCKHOLDERS OF THE COMPANY TO READ THE PROXY STATEMENT AND OTHER PROXY MATERIALS BECAUSE THEY CONTAIN IMPORTANT INFORMATION. SUCH PROXY MATERIALS ARE AVAILABLE AT NO CHARGE ON THE SEC'S WEBSITE AT HTTP://WWW.SEC.GOV. IN ADDITION, THE PARTICIPANTS WILL PROVIDE COPIES OF THE PROXY STATEMENT, WITHOUT CHARGE, UPON REQUEST.

Additional information about the Participants and a description of their direct or indirect interests by security holdings or otherwise can be found in Exhibit 2 of the Schedule 14A filed by Two Seas with the SEC on October 10, 2025.

Important Information (Continued)

DISCLAIMER

This presentation does not constitute an offer to sell or a solicitation of an offer to buy any of the securities described herein in any state to any person. This presentation does not recommend the purchase or sale of a security. There is no assurance or guarantee with respect to the prices at which any securities of Core Scientific or CoreWeave will trade, and such securities may not trade at prices that may be implied herein. In addition, this presentation and the discussions and opinions herein are for general information only, and are not intended to provide investment advice.

This presentation contains forward-looking statements. Forward-looking statements are statements that are not historical facts and may include projections and estimates and their underlying assumptions, statements regarding plans, objectives, intentions and expectations with respect to future financial results, events, operations, services, product development and potential, and statements regarding future performance. Forward-looking statements are generally identified by the words "expects", "anticipates", "believes", "intends", "estimates", "plans", "will be" and similar expressions. Although Two Seas believes that the expectations reflected in forward-looking statements contained herein are reasonable, investors are cautioned that forward-looking information and statements are subject to various risks and uncertainties— many of which are difficult to predict and are generally beyond the control of Two Seas, Core Scientific or CoreWeave—that could cause actual results and developments to differ materially from those expressed in, or implied or projected by, the forward-looking information and statements. In addition, the foregoing considerations and any other publicly stated risks and uncertainties should be read in conjunction with the risks and cautionary statements discussed or identified in Core Scientific and CoreWeave's respective public filings with the U.S. Securities and Exchange Commission, including those listed under "Risk Factors" in annual reports on Form 10-K and quarterly reports on Form 10-Q and those related to the pending transaction involving Core Scientific and CoreWeave. The forward-looking statements speak only as of the date hereof and, other than as required by applicable law, Two Seas does not undertake any obligation to update or revise any forward-looking information or statements. Certain information included in this material is based on data obtained from sources considered to be reliable. Any analyses provided to assist the recipient of this material in evaluating the matters described herein may be based on subjective assessments and assumptions and may use one among alternative methodologies that produce different results. Accordingly, any analyses should not be viewed as factual and should not be relied upon as an accurate prediction of future results. All figures are unaudited estimates and, unless required by law, are subject to revision without notice. All registered or unregistered service marks, trademarks and trade names referred to in this presentation are the property of their respective owners, and Two Seas' use herein does not imply an affiliation with, or endorsement by, the owners of these service marks, trademarks and trade names or the goods and services sold or offered by such owners.

Funds and investment vehicles (collectively, the "Two Seas Funds") managed by Two Seas currently beneficially own shares of Core Scientific and CoreWeave. The Two Seas Funds are in the business of trading (i.e., buying and selling) securities and intend to continue trading in the securities of Core Scientific and CoreWeave. You should assume the Two Seas Funds will from time to time sell all or a portion of their holdings of Core Scientific and/or CoreWeave in open market transactions or otherwise, buy additional shares (in open market or privately negotiated transactions or otherwise), or trade in options, puts, calls, swaps or other derivative instruments relating to such shares. Consequently, Two Seas' beneficial ownership of shares of, and/or economic interest in, Core Scientific and/or CoreWeave may vary over time depending on various factors, with or without regard to Two Seas' views of the pending transaction or Core Scientific and/or CoreWeave's respective businesses, prospects, or valuations (including the market price of Core Scientific and/or CoreWeave shares), including, without limitation, other investment opportunities available to Two Seas, concentration of positions in the portfolios managed by Two Seas, conditions in the securities markets, and general economic and industry conditions. Without limiting the generality of the foregoing, in the event of a change in Core Scientific and/or CoreWeave's respective share prices on or following the date hereof, the Two Seas Funds may buy additional shares or sell all or a portion of their holdings of Core Scientific and/or CoreWeave (including, in each case, by trading in options, puts, calls, swaps, or other derivative instruments). Two Seas also reserves the right to change the opinions expressed herein and its intentions with respect to its investments in Core Scientific and CoreWeave, and to take any actions with respect to its investments in Core Scientific and CoreWeave as it may deem appropriate, and disclaims any obligation to notify the market or any other party of any such changes or actions, except as required by law.

TWO SEAS CAPITAL LP

CONTACTS

MEDIA

ASC Advisors

Steve Bruce / Taylor Ingraham / Keely Gispan

twoseas@ascadvisors.com

(203) 992-1230

INVESTORS

Innisfree M&A Incorporated

Scott Winter / Jonathan Salzberger

info@innisfreema.com

(877) 750-0831

(212) 750-5833